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                              October 19, 2023

       Daniel Dom  nguez
       Chief Financial Officer
       Buenaventura Mining Company Inc.
       Las Begonias 415 Floor 19
       San Isidro, Lima 27, Peru

                                                        Re: Buenaventura Mining
Company Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
October 12, 2023
                                                            File No. 001-14370

       Dear Daniel Dom  nguez:

              We have reviewed your October 12, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27,
       2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Information on the Company, page 28

   1. We note your response to prior comment 1 and reissue it in part. Please expand your disclosure to discuss
whether, to date, you have experienced any of the indirect
                                                        consequences of
climate-related regulation or business trends noted in our prior comment.
                                                        In addition, describe
the internal analyses you utilized to determine that any decreased demand for goods or
services that produce greenhouse gas emissions or are related to carbon-based energy
sources would not have a material adverse effect on your operations or results of
operations, and provide support for your determination of materiality. Explain how this internal
analysis also supports your belief that an increase in demand for goods that result in lower
emissions than competing products from precious metal mining companies could lead to
an increase in demand for your products. Please also discuss the potential downsides you
reference that may result from increased competition to develop
 Daniel Dom  nguez
Buenaventura Mining Company Inc.
October 19, 2023
Page 2
         innovative new products that results in lower emissions and your basis for stating that such downsides would likely have a marginal effect.
2. Your response to prior comment 1 states that you have not had any material reputational risk resulting from your operations or products that produce greenhouse gas emissions.
         Please expand your disclosure to discuss the potential adverse consequences to your reputation resulting from your operations that produce greenhouse gas emissions.
3. We note your response to prior comment 2 and reissue it in part. Please explain how you considered providing disclosure regarding the potential impact of UV radiation on your operations and results, including the cost of the remediation efforts discussed in your response. Please also revise your disclosure to discuss how your operations and results could be affected to the extent your customers or suppliers are impacted by severe weather.

         In addition, please tell us the cost of all weather-related damages to your property or operations, and the cost of insurance, in each of the fiscal years ended December 31, 2022,
         2021 and 2020.
       Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



FirstName LastNameDaniel Dom  nguez                             Sincerely,
Comapany NameBuenaventura Mining Company Inc.
                                                               Division of
Corporation Finance
October 19, 2023 Page 2                                        Office of Energy
& Transportation
FirstName LastName